# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: StandardAero, Inc., CIK 0002025410
CUSIP: 85423L103
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 6710 NORTH SCOTTSDALE ROAD, SUITE 250, SCOTTSDALE, Arizona (AZ), 85253
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001527166

## Reporting persons
- Carlyle Group Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 210,190,466; sole dispositive power 0; shared dispositive power 210,190,466; aggregate amount beneficially owned 210,190,466 (62.8% of the class)
- Carlyle Holdings I GP Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 210,190,466; sole dispositive power 0; shared dispositive power 210,190,466; aggregate amount beneficially owned 210,190,466 (62.8% of the class)
- Carlyle Holdings I GP Sub L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 210,190,466; sole dispositive power 0; shared dispositive power 210,190,466; aggregate amount beneficially owned 210,190,466 (62.8% of the class)
  Comment: Limited Liability Company
- Carlyle Holdings I L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 210,190,466; sole dispositive power 0; shared dispositive power 210,190,466; aggregate amount beneficially owned 210,190,466 (62.8% of the class)
- CG Subsidiary Holdings L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 210,190,466; sole dispositive power 0; shared dispositive power 210,190,466; aggregate amount beneficially owned 210,190,466 (62.8% of the class)
  Comment: Limited Liability Company
- TC Group, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 210,190,466; sole dispositive power 0; shared dispositive power 210,190,466; aggregate amount beneficially owned 210,190,466 (62.8% of the class)
  Comment: Limited Liability Company
- TC Group Sub L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 210,190,466; sole dispositive power 0; shared dispositive power 210,190,466; aggregate amount beneficially owned 210,190,466 (62.8% of the class)
- TC Group VII S1, L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 210,190,466; sole dispositive power 0; shared dispositive power 210,190,466; aggregate amount beneficially owned 210,190,466 (62.8% of the class)
  Comment: Limited Liability Company
- TC Group VII S1, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 210,190,466; sole dispositive power 0; shared dispositive power 210,190,466; aggregate amount beneficially owned 210,190,466 (62.8% of the class)
- Carlyle Partners VII S1 Holdings II, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 210,190,466; sole dispositive power 0; shared dispositive power 210,190,466; aggregate amount beneficially owned 210,190,466 (62.8% of the class)

## Item 1. Issuer
Name of issuer: StandardAero, Inc.
Address of issuer's principal executive offices: 6710 NORTH SCOTTSDALE ROAD, SUITE 250, SCOTTSDALE, AZ 85253

## Item 2. Person Filing
Name of person filing:
Each of the following is hereinafter individually referred to as a "Reporting Person" and collectively as the "Reporting Persons." This statement is filed on behalf of:

The Carlyle Group Inc.

Carlyle Holdings I GP Inc.

Carlyle Holdings I GP Sub L.L.C.

Carlyle Holdings I L.P.

CG Subsidiary Holdings L.L.C.

TC Group, L.L.C.

TC Group Sub L.P.

TC Group VII S1, L.L.C.

TC Group VII S1, L.P.

Carlyle Partners VII S1 Holdings II, L.P.
Address of principal business office or, if none, residence: The principal business office address for each of the Reporting Persons is c/o The Carlyle Group Inc., 1001 Pennsylvania Avenue NW, Suite 220 South, Washington, DC 20004-2505.
Citizenship: Each of the Reporting Persons is organized under the laws of the State of Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information contained on the cover pages to this Schedule 13G is incorporated by reference into this Item 4.

The ownership information presented herein represents beneficial ownership of Common Stock as of the date of this filing, based upon 334,461,630 shares of Common Stock outstanding as of November 13, 2024, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 13, 2024.

Carlyle Partners VII S1 Holdings II, L.P. ("Carlyle Partners VII") is the record holder of the securities reported herein.

The Carlyle Group Inc., which is a publicly traded entity listed on Nasdaq, is the sole shareholder of Carlyle Holdings I GP Inc., which is the sole member of Carlyle Holdings I GP Sub L.L.C., which is the general partner of Carlyle Holdings I L.P., which, with respect to the securities reported herein, is the managing member of CG Subsidiary Holdings L.L.C., which is the managing member of TC Group, L.L.C., which is the general partner of TC Group Sub L.P., which is the managing member of TC Group VII S1, L.L.C., which is the general partner of TC Group VII S1, L.P., which is the general partner of Carlyle Partners VII. Accordingly, each of the foregoing entities may be deemed to share beneficial ownership of the securities held of record by Carlyle Partners VII. Each of them disclaims beneficial ownership of such securities.
Percent of class: 62.8
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 210,190,466
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 210,190,466

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
24: Power of Attorney.

99: Joint Filing Agreement.

## Signatures
- Carlyle Group Inc.: /s/ Anne Frederick, Attorney-in-fact, John C. Redett, Chief Financial Officer (02/12/2025)
- Carlyle Holdings I GP Inc.: /s/ Anne Frederick, Attorney-in-fact, John C. Redett, Managing Director and Chief Financial Officer (02/12/2025)
- Carlyle Holdings I GP Sub L.L.C.: By: Carlyle Holdings I GP Inc., its sole member, By: /s/ Anne Frederick, Attorney-in-fact, John C. Redett, Managing Director and Chief Financial Officer (02/12/2025)
- Carlyle Holdings I L.P.: /s/ Anne Frederick, Attorney-in-fact, John C. Redett, Managing Director (02/12/2025)
- CG Subsidiary Holdings L.L.C.: /s/ Anne Frederick, Attorney-in-fact, John C. Redett, Managing Director (02/12/2025)
- TC Group, LLC: /s/ Anne Frederick, Attorney-in-fact, John C. Redett, Managing Director (02/12/2025)
- TC Group Sub L.P.: By: TC Group, L.L.C., its general partner, By: /s/ Anne Frederick, Attorney-in-fact, John C. Redett, Managing Director (02/12/2025)
- TC Group VII S1, L.L.C.: /s/ Jeremy W. Anderson, Jeremy W. Anderson, Vice President (02/12/2025)
- TC Group VII S1, L.P.: By: TC Group VII S1, L.L.C., its general partner, By: /s/ Jeremy W. Anderson, Jeremy W. Anderson, Vice President (02/12/2025)
- Carlyle Partners VII S1 Holdings II, L.P.: By: TC Group VII S1, L.P., its general partner, By: TC Group VII S1, L.L.C., its general partner, By: /s/ Jeremy W. Anderson, Jeremy W. Anderson, Vice President (02/12/2025)